

Mailstop 4720

July 5, 2016

Dinesh V. Patel, Ph.D.
President and Chief Executive Officer
Protagonist Therapeutics, Inc.
521 Cottonwood Drive, Suite 100
Milpitas, California 95035

> **Re:** **Protagonist Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 22, 2016**
> **CIK No. 0001377121**

Dear Dr. Patel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 5. However, the registration statement still contains statements throughout that PTG-100's and PTG-200's target and biological pathways have been "clinically validated." This language implies that your products do not face the same risks as other clinical-phase product candidates. Please delete this language from your disclosure.

2. Please clearly explain whether you are using the data from the clinical trials of the approved products that you reference as part of your IND submission to the FDA. Please also disclose whether you have any agreements or understandings with Takeda Pharmaceutical Company

with respect to Entyvio, including your use of the PD biomarker data from Entyvio. In the alternative, please disclose that you do not have any relationship with Takeda or any other maker of these approved products.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael E. Tenta
        Cooley LLP